WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon
Telephone/Facsimile: 1-888-414-6832

VIA EDGAR

November 21, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nolan McWilliams

Re:	Wishbone Pet Products Inc.
Withdrawal of Request to Withdraw Registration Statement on Form S-1, File No. 333-183839

Mr. Mc Williams,

Wishbone Pet Product, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the correspondence filed as Form RW on November 9, 2012.

If you have any questions regarding this application for withdrawal, please contact the undersigned at

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President